

Mail Stop 3233

January 11, 2018

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

> **Re: MVP REIT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 24, 2017**
> **Response dated December 27, 2017**
> **File No. 000-55761**

Dear Mr. Shustek:

We have reviewed your December 27, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2017 letter.

Form 10-K for fiscal year ended December 31, 2016

Note I – Acquisitions, page 87

1.   We note your response to comment 1 that pursuant to the Agreement among Co-Owners, you are the Managing Co-Owner of the property and have full authority (without the need to obtain approvals from the other co-owners) over all aspects of the property, including the financing, development, operations and sale of the property. Please provide us details of the following:

- Any rights held by the two other co-owners to remove you as the Managing Co-Owner of the property.
- Any rights held by the two other co-owners to block the actions through which you exercise your authority over the property as described above.
- The circumstances under which the above rights could be exercised.
- Tell us how you considered the above rights in concluding that you are the controlling party and the most appropriate presentation was to consolidate the property in accordance with ASC 810.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities